UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Potbelly Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73754Y100
(CUSIP Number)

Chain of Lakes Investment Fund, LLC 8101 34th Avenue South, Suite 400 Bloomington, Minnesota 55425 Attention: Timothy O’Connell Telephone: (702) 807-7858
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	73754Y100

1	NAMES OF REPORTING PERSONS
Chain of Lakes Investment Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,446,356 shares(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,446,356 shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,446,356 shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1)	Consists of 1,369,008 shares of common stock, par value $0.01 per share, and 77,348 shares of common stock, par value $0.01 per share, issuable upon exercise of exercisable warrants (as defined in Item 5 below).
(2)	Percentage calculated based on 29,358,757 shares of common stock, par value $0.01 per share, outstanding as of October 22, 2023, as reported in the Form 10-Q for the quarterly period ended September 24, 2023, of Potbelly Corporation.

SCHEDULE 13D

CUSIP No.	73754Y100

1	NAMES OF REPORTING PERSONS
Christopher B. Woodruff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,446,356 shares(1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,446,356 shares(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,446,356 shares(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9% (1)(3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	As described in Item 2 of the Original Schedule 13D, Mr. Woodruff is deemed to have shared voting and dispositive power over the shares of the Company held by Chain of Lakes Investment Fund, LLC ("COLIF") as a result of his position as President of COLIF. Reference is made to Item 2 to the Original Schedule 13D. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.
(2)	Consists of 1,369,008 shares of common stock, par value $0.01 per share, and 77,348 shares of common stock, par value $0.01 per share, issuable upon exercise of exercisable warrants (as defined in Item 5 below).
(3)	Percentage calculated based on 29,358,757 shares of common stock, par value $0.01 per share, outstanding as of October 22, 2023, as reported in the Form 10-Q for the quarterly period ended September 24, 2023, of Potbelly Corporation.

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements, as set forth below, the information contained in Items 3, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2020 (the “Original Schedule 13D”) by Chain of Lakes Investment Fund, LLC, a Delaware limited liability company (“COLIF”) and Christopher B. Woodruff (each a “Reporting Person”), with respect to shares of common stock, $0.01 par value per share (the “Common Stock”), of Potbelly Corporation, a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 1,369,008 shares of Common Stock acquired was approximately $6,459,722 (including brokerage commissions and transaction costs).

Item 5.	Interest in Securities of the Issuer

(a) - (b)	As of the date hereof, COLIF beneficially owns the Common Shares noted on COLIF’s cover page hereto, which includes 77,348 shares of common stock that COLIF has the right to acquire through the exercise of a warrant (the “Warrant”). The Warrant provides for an exercise price of $5.45 per share of Common Stock, and is initially exercisable commencing August 13, 2021 through its expiration date of August 12, 2026. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.

(c)	Except as set forth in the Schedule of Transactions by the Reporting Persons which is attached as Exhibit 1 and incorporated by reference hereto, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer as of December 1, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit 2 and the Warrant, a form of which is attached as Exhibit 3, and other than as described in the Original Schedule 13D and this Amendment No. 1, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description
1	Schedule of Transactions by the Reporting Persons
2	Joint Filing Agreement
3	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 10, 2021)

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2023

CHAIN OF LAKES INVESTMENT FUND, LLC

By:	/s/ Christopher B. Woodruff
Name:	Christopher B. Woodruff
Title:	President

/s/ Christopher B. Woodruff
Christopher B. Woodruff